 As filed with the Securities and Exchange Commission on November 14, 2005

FORM 6-K

SECURITIES EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of November 2005

TELE2 AB
(Translation of registrant’s name into English)

Skeppsbron 18
Box 2094
S103 13 Stockholm
Sweden
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F...X...	Form 40-F.......

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes......	No...X....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
..................................................N/A.......................................................................................................................................

SIGNATURES

                      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELE2 AB

By:   /s/ Håkan Zadler
Name: Håkan Zadler
Title:   CFO

Date: November 14, 2005

FOR IMMEDIATE RELEASE
November 10, 2005

TELE2 ACQUIRES MOBILE OPERATOR IN LIPETSK, RUSSIA

Stockholm – Tele2 AB, (“Tele2”), (Stockholmsbörsen: TEL2A and TEL2B), the leading alternative pan-European telecommunications company, today announced that it has acquired Lipetsk Mobile, a mobile operator with a GSM licence in the territory of Lipetsk, in the central part of Russia.

Lipetsk Mobile currently operates mobile services under the AMPS/DAMPS standard and has deployed a limited GSM test network. Lipetsk is a prosperous region, with a population of 1.24 million, of which around 42% live in the city of Lipetsk. Mobile penetration in the region is about 50%.

Lars-Johan Jarnheimer, CEO of Tele2 said; “The acquisition of Lipetsk Mobile with its GSM licence is another step in the expansion of Tele2 in Russia, following our successful GSM mobile launches in twelve regions. With the Lipetsk licence Tele2’s licence footprint in Russia now covers a population of 34.5 million.”

CONTACTS

Lars-Johan Jarnheimer	Telephone:	+ 46 8 562 640 00
President and CEO, Tele2 AB

Håkan Zadler	Telephone:	+ 46 8 562 640 00
CFO, Tele2 AB

Dwayne Taylor	Telephone:	+ 44 20 7321 5038
Lena Krauss	Telephone:	+ 46 8 562 000 45
Investor enquiries

Visit us at our homepage: http://www.Tele2.com

Tele2 is Europe’s leading alternative telecom operator. Tele2 always strives to offer the market’s best prices. With our unique values, we provide cheap and simple telecom for all Europeans every day. We have more than 30 million customers in 25 countries. We offer products and services in fixed and mobile telephony, Internet access, data networks, cable TV and content services. Our main competitors are the former government monopolies. Tele2 was founded in 1993 by Jan Stenbeck and has been listed on Stockholmsbörsen since 1996. In 2004 we had operating revenue of SEK 43 billion and reported a profit (EBITDA) of SEK 6.6 billion.